Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 2nd day of December, 2020 by and among HWC Wire & Cable Company, a Delaware corporation (“Seller”), and Southern Rigging Companies, LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer may each be referred to individually as a “Party”, and, collectively, as the “Parties”, throughout this Agreement.

INTRODUCTION

WHEREAS, Seller is engaged in the wholesale distribution of wire rope and rigging products through its Southern Wire division (the “Business”);

WHEREAS, Seller desires to sell substantially all of the assets of the Business to Buyer;

WHEREAS, Buyer desires to acquire such assets and assume certain limited obligations of the Business from Seller;

WHEREAS, concurrently with the execution and delivery of this Agreement, Buyer, Seller and U.S. Bank National Association (the “Escrow Agent”) have entered into an Escrow Agreement (the “Escrow Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Buyer is delivering to the Escrow Agent $500,000 in cash as earnest money (the “Earnest Money”), to be applied toward payment of the Purchase Price at the Closing (as such terms are defined below) or paid pursuant to Section 8.3; and

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and conditions hereinafter set forth, the Parties do hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATIVE MATTERS

1.1              Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings in this Agreement:

“ACM” means asbestos and asbestos containing material.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Facilities” means the Leased Real Property.

“Affiliate” of a Person means (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any director, officer, shareholder, partner or employee of such Person, or (iii) any father, mother, brother, sister or descendant of such Person; a Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Assumed Contracts” has the meaning set forth in Section 2.1(h).

“Assumed Liabilities” has the meaning set forth in Section 2.4(a).

“Business” has the meaning set forth in the Introduction.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Houston, Texas or Paducah, Kentucky are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the Preamble.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended from time to time (42 U.S.C. §§ 9601 et seq.).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Payment” has the meaning set forth in Section 2.3(a)(iii).

“Closing Working Capital” has the meaning set forth in Section 2.3(c).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning set forth in Section 10.1.

“Contracts” means all legally enforceable contracts, agreements, leases, sales and purchase orders, commitments and other instruments to which Seller is a party or which are binding upon Seller.

“Debt” means any legal obligation that any Person owes under the law to anyone else, regardless of type.

“Default” has the meaning set forth in Section 4.10.

“Division Employee” has the meaning set forth in Section 4.14(a).

“Earnest Money” has the meaning set forth in the Preamble.

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“Effective Time” has the meaning set forth in Section 3.1.

“Employee Benefit Plans” has the meaning set forth in Section 4.13(a).

“Environmental Requirements” means all Laws, Orders, agreements and other restrictions and requirements (whether now or hereafter in effect) of any Governmental Authority which have the force and effect of law, relating to the regulation of, imposing standards of conduct or liability regarding, or protection of, human health, public welfare, natural resources, conservation, the environment, or the storage, treatment, disposal, transportation, handling, or other management of Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with Seller or any of its subsidiaries would be deemed to be a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” has the meaning set forth in the Introduction.

“Escrow Agreement” has the meaning set forth in the Introduction.

“Escrow Amount” has the meaning set forth in Section 2.3(a)(ii).

“Estimated Working Capital” has the meaning set forth in Section 2.3(b).

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater than or less than, as the case may be, the Target Net Working Capital. The Estimated Working Capital Adjustment will be positive if the Estimated Working Capital is greater than the Target Net Working Capital and negative if the Estimated Working Capital is less than the Target Net Working Capital.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4(b).

“Financial Statements” has the meaning set forth in Section 4.3(a).

“Financing” has the meaning set forth in Section 5.6(a).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any governmental, regulatory or administrative body, agency, commission, board or authority, or any court or judicial authority, having binding and enforceable powers over the Person identified, in each case whether foreign, federal, state or local with jurisdiction over the Person identified.

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“Guarantee” means any direct or indirect guarantee or other similar contingent liability (other than any endorsement for collection or deposit in the ordinary course of business) with respect to any obligations of another Person, through contract or otherwise, including (i) any endorsement or discount with recourse or undertaking substantially equivalent to or having economic effect similar to a guarantee in respect of any such obligations and (ii) any contract to (A) purchase, or to advance or supply funds for the payment or purchase of, any such obligations of such Person, (B) purchase, sell or lease property, products, materials or supplies, or transportation or services in each case to enable such other Person to pay any such obligation or to assure the owner thereof against loss by such other Person or (C) make any loan, advance or capital contribution to or other investment in, or to otherwise provide funds (other than payments in the ordinary course of business) to or for, such other Person, in each case, in respect of enabling such Person to satisfy an obligation of such Person (including any liability for a dividend or stock liquidation payment) or enabling such other Person to assure a minimum equity, working capital or other balance sheet condition in respect of any such obligation of such other Person.

“Income Taxes” means any Taxes imposed in connection with the ownership of the Acquired Assets or the operation of the Business that are imposed on net income, gross income, sales or revenue, or similar Taxes (but not any withholding Taxes or payroll, employment or employee Taxes), together with any interest or penalties imposed with respect thereto.

“Indemnifying Party” has the meaning set forth in Section 9.4.

“Indemnified Parties” has the meaning set forth in Section 9.4.

“Independent Accounting Firm” has the meaning set forth in Section 2.3(c).

“Intellectual Property” means any and all of the following as they exist throughout the world: (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) computer software, data, data bases and documentation thereof (other than off the shelf, shrink wrap, click wrap or similar type software), (v) trade secrets and other Confidential Information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vi) World Wide Web addresses and domain name registrations, and (vii) goodwill, franchises, licenses, permits, consents, approvals and claims of infringement and misappropriations against third parties (viii) phone numbers, IP addresses, all computer data, websites and anything else that would be needed to advertise, promote and operate the Business.

“Intellectual Property of the Business” means Intellectual Property owned or used by Seller and exclusively related to the Business.

“Interim Period” has the meaning set forth in Section 5.1.

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“IRCA” means the Immigration Reform and Control Act of 1986.

“Knowledge of Seller” means the actual knowledge of Eric Davis, Andrew Hall and James Pokluda III or the knowledge Mr. Davis, Mr. Hall or Mr. Pokluda would have after conducting reasonable inquiry regarding the accuracy of any representation or warranty contained in this Agreement.

“Law” means any law, rule, code, statute, regulation (including foreign, federal, state, and local procurement regulation), standard or ordinance of any Governmental Authority.

“Leased Real Property” means the real property, including any buildings, improvements and fixtures thereon, owned by Seller set forth on Schedule 4.7(a).

“Liens” means any mortgage, pledge, hypothecation, right or offers, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever.

“Losses” has the meaning set forth in Section 9.3.

“Material Adverse Effect” means any effect or change that individually or in the aggregate is materially adverse to the assets, operations, financial condition, or results of operations of the Business.

“Material Contracts” has the meaning set forth in Section 4.10.

“Materials of Environmental Concern” means (i) any “hazardous substance” as defined in § 101(14) of CERCLA or any regulations promulgated thereunder; (ii) petroleum and petroleum by-products; (iii) ACM; or (iv) any chemical, material or substance defined as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous waste” or “toxic substances” or words of similar import under any applicable foreign, federal, state or local law or under the regulations adopted or publications promulgated pursuant thereto, including under any Environmental Requirements.

“Non-Compete/Non-Solicit” has the meaning set forth in Section 7.1(d).

“Non-Income Taxes” means any Taxes imposed in connection with the ownership of the Acquired Assets or the operation of the Business (other than (i) Income Taxes, (ii) sales, use, goods and services, consumption or similar Taxes, (iii) withholding Taxes or payroll, employment or employee Taxes, and (iv) Transfer Taxes), together with any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority.

“Order” means any writ, order, judgment, injunction, decree or ruling of or by a Governmental Authority.

“Parties” and “Party” have the meanings set forth in the Preamble.

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“Permits” means licenses, variances, clearances, consents, commissions, foreclosures, exemptions, approvals, franchises, permits, authorizations, accreditations and certificates of any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental charges that are not yet due and payable, (ii) easements, covenants, conditions and restrictions of record, (iii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other similar liens imposed by law arising in the ordinary course of the Business for sums not yet due and payable, and (iv) other Liens or imperfections on property which do not adversely affect title to, detract from the value of, or impair the existing use of, the property affected by such Lien or imperfection.

“Person” means any corporation, partnership, trust, joint venture, limited liability company, entity, natural person, or other organization, whether or not a legal entity, or a Governmental Authority.

“Post-Closing Period” means any taxable period (or portion thereof) beginning on or after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending before the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.3(a).

“Purchase Price Allocation” has the meaning set forth in Section 2.3(d).

“Records” has the meaning set forth in Section 2.1(j).

“Recent Balance Sheet” means the unaudited balance sheet of the Business as of September 30, 2020.

“Revolver” means the Fourth Amended and Restated Loan and Security Agreement, dated as of October 1, 2015, as amended on March 12, 2019 and December 10, 2019, among HWC Wire & Cable Company, as borrower, Houston Wire & Cable Company, as Guarantor, certain financial institutions, as lenders, and Bank of America, N.A., as agent.

“Seller” has the meaning set forth in the Preamble.

“Specified Representations” has the meaning set forth in Section 9.6(b).

“Straddle Period” means a Tax year or Tax period that begins before and ends on or after the Closing Date.

“Target Working Capital” means $6,580,692.

“Taxes” means any federal, foreign, state, county, and local income, gross receipts, excise, import, property, franchise, ad valorem, license, sales or use tax or other withholding, social security, Medicare, unemployment compensation or other employment-related tax, or any other charge (including any Tax liability incurred or borne as a transferee or successor or by contract or otherwise), together with all deficiencies, penalties, additions, interest, assessments, and other governmental charges with respect thereto.

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“Tax Reduction” has the meaning set forth in Section 10.6(c).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party Claim” has the meaning set forth in Section 9.5(a).

“Threshold” has the meaning set forth in Section 9.6(c).

“Transfer Taxes” has the meaning set forth in Section 10.5.

“Transition Services Agreement” means the agreement whereby Seller or its Affiliates shall provide certain limited services to be specified therein to Buyer for a limited duration following the Closing.

“Working Capital” means (a) the aggregate current assets of the Business (comprised of the line items set forth on Exhibit A, which exclude (among other items) cash) less (b) the aggregate current liabilities of the Business (comprised of the line items set forth on Exhibit A, which exclude (among other items) Debt).

1.2              Certain Interpretive Matters and Definitions. No provision of this Agreement will be interpreted in favor of, or against, either of the Parties hereto by reason of the extent to which either such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

ARTICLE II
PURCHASE AND SALE

2.1              Purchase of Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller substantially all of the assets of the Business, other than the Excluded Assets (collectively, the “Acquired Assets”), free and clear of all Liens (except for Permitted Liens), expressly including, but not limited to:

(a)               the Leased Real Property;

(b)               the inventory of the Business

(c)               all supplies located at the Acquired Facilities or otherwise relating primarily to the Business;

(d)               prepaid expenses relating to the Business;

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(e)               accounts receivable of the Business;

(f)                all furniture, fixtures and other tangible personal property located at the Acquired Facilities or otherwise relating primarily to the Business;

(g)               all vehicles, equipment and related parts, spares and associated materials located at the Acquired Facilities or otherwise relating primarily to the Business;

(h)               all rights in, to and under the Contracts listed on Schedule 2.1(h) (the “Assumed Contracts”);

(i)                 all rights in and to any licenses, certificates, approvals, Permits and other authorizations relating primarily to the Business issued or to be issued by any Governmental Authority, to the extent assignable;

(j)                 copies of all business and accounting records, data, supplier, dealer, broker, distributor and customer lists, manuals, books, files, pricing information, procedures, systems, business records, production records, advertising materials and other proprietary information relating primarily to the Business (collectively, “Records”);

(k)               except as set forth in Schedule 2.1(k), all Intellectual Property used in operating the Business;

(l)                 all claims, deposits, refunds (other than Tax refunds), rebates, causes of action, rights of recovery, rights of recoupment and other rights of action against third parties arising in connection with the conduct of the Business, except to the extent the same relate to any Excluded Assets;

(m)             all transferable warranties or similar rights relating to other Acquired Assets;

(n)               all other intangible personal property relating exclusively to the Business and the goodwill associated with the Business; and

(o)               any and all other property used exclusively in the operation of the Business.

2.2              Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, Seller shall not sell to Buyer, and Buyer shall not acquire any of the following assets (collectively, the “Excluded Assets”):

(a)               cash and cash equivalents,

(b)               all assets relating to businesses other than the Business, including Seller’s Southwest Wire Rope division;

(c)               all tangible assets of Seller located at locations other than the Acquired Facilities;

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(d)               all rights in, to and under Contracts other than the Assumed Contracts;

(e)               all Intellectual Property of Seller other than the Intellectual Property of the Business;

(f)                all Employee Benefit Plans and all assets held by any Employee Benefit Plan; and

(g)               all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates.

2.3              Consideration.

(a)               As consideration for the Acquired Assets, at the Closing Buyer will pay Seller $20,000,000 in immediately available funds, as adjusted pursuant to Section 2.3(b) (the “Purchase Price”), and will assume the Assumed Liabilities. The cash portion of the Purchase Price shall be paid as follows:

(i)                 the Earnest Money shall be applied as part payment of the Purchase Price;

(ii)              Buyer shall pay $1,000,000 (the “Escrow Amount”) to the Escrow Agent to be held in accordance with the Escrow Agreement; and

(iii)            Buyer shall pay Seller $18,500,000, plus or minus (as the case may be) the Estimated Working Capital Adjustment (the “Closing Payment”).

(b)               Schedule 2.3(b) sets forth (i) an estimated balance sheet of the Business as of the Effective Time (without giving effect to the transactions contemplated herein), (ii) based on such estimated balance sheet, a calculation of the estimated Working Capital as of the Closing (the “Estimated Working Capital”) and the Estimated Working Capital Adjustment derived therefrom.

(c)               Within 45 days after Closing, Buyer shall prepare and deliver to Seller an unaudited balance sheet of the Business as of the Effective Time and, based thereon, a calculation of the actual Working Capital as of the Closing (the “Closing Working Capital”). Seller will have 15 days to review Buyer’s calculation and to propose modifications, if any, to the calculation. If Seller and Buyer cannot agree on a calculation of the Closing Working Capital within 45 days after Buyer’s delivery of its calculation to Seller, Buyer and Seller shall submit the calculation to a mutually acceptable independent third-party accounting firm (the “Independent Accounting Firm”) to determine the calculation, and the cost of such process shall be borne equally by Buyer and Seller. Within 10 business days after the final determination of the Closing Working Capital, either (i) Buyer shall pay, as additional Purchase Price, the amount, if any, equal to the positive difference between the Closing Working Capital and the Estimated Working Capital, or (ii) Seller shall pay, as a reduction to the Purchase Price, the amount, if any, equal to the positive difference between the Estimated Working Capital and the Closing Working Capital.

(d)               Buyer and Seller shall allocate the Purchase Price (and all other items required to be treated as consideration for U.S. federal income tax purposes) in a manner consistent with the allocations set forth on Schedule 2.3(d) and Buyer and Seller shall file all Tax Returns or reports, including IRS Form 8594, for their respective taxable years in which the Closing occurs to reflect the allocation determined pursuant to this Section 2.3(d) and shall not take any position inconsistent therewith before any Governmental Authority charged with the collection of Taxes or in any judicial proceedings relating to such tax reporting. A draft statement reflecting an allocation of the Purchase Price (and all other items required to be treated as consideration for U.S. federal income tax purposes) among the Acquired Assets (the “Purchase Price Allocation”) shall be delivered by Seller within 45 days after the final determination of the Closing Working Capital, after which Buyer and Seller shall cooperate in good faith to finalize such draft Purchase Price Allocation. If Seller and Buyer are unable to agree on the Purchase Price Allocation within 60 days, they shall promptly thereafter retain the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Purchase Price (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with Schedule 2.3(d) and the terms of this Agreement. Any costs and expenses of the Independent Accounting Firm incurred pursuant to this Section 2.3(d) shall be borne equally by Seller and Buyer. The Purchase Price Allocation, as adjusted pursuant to any agreement between Seller and Buyer or as determined by the Independent Accounting Firm pursuant to this Section 2.3(d), shall be conclusive and binding on the Parties. The Purchase Price Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Purchase Price pursuant to this Agreement. Any such adjustment shall be allocated, consistent with this Section 2.3(d) to the Acquired Assets to which such adjustment is attributable. Notwithstanding any provision herein to the contrary, nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the allocation specified in the Purchase Price Allocation, and neither Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging such allocation.

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2.4              Assumption of Liabilities.

(a)               On and subject to the terms and conditions of this Agreement, as of and after the Effective Time, Buyer shall assume the following liabilities and obligations (the “Assumed Liabilities”):

(i)                 the normal course accounts payable of the Business, excluding any Debt, existing at the Effective Time and included in the calculation of the Closing Working Capital;

(ii)              all liabilities and obligations of Seller under the Assumed Contracts and purchase orders issued in the ordinary course of business to the extent first arising on or after the Effective Time, including obligations to purchase inventory held on consignment as of the Effective Time, but excluding any warranty claims relating to products sold or services provided by Seller prior to the Effective Time;

(iii)            the accrued liabilities of the Business included in the calculation of the Closing Working Capital; and

(iv)             all Taxes with respect to the ownership, operation or conduct of the Business or the Acquired Assets for any Post-Closing Period.

(b)               Except as expressly provided in Section 2.4(a) above, Buyer shall not assume or be liable for any other liabilities, obligations or duties of Seller (collectively, the “Excluded Liabilities”. Without limiting the preceding sentence, Buyer will not assume or be responsible for any of the following:

(i)                 any liability arising in connection with Seller’s conduct of a business other than the Business;

(ii)              any liability of Seller for Income Taxes, whether or not accrued;

(iii)            any liability associated with or arising out of any Excluded Asset;

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(iv)             any liability for warranty claims relating to products sold or services provided by Seller prior to the Effective Time;

(v)               any liability of Seller to indemnify any Person in connection with products sold or services provided by Seller prior to the Effective Time;

(vi)             any accrued payroll, payroll Taxes and related expenses existing at the Effective Time;

(vii)          any bonuses, commissions or profit sharing or other incentive payments due to employees of the Business existing at the Effective Time;

(viii)        any liability of Seller relating to intercompany obligations or other obligations between Seller and any current or former member or Affiliate of Seller;

(ix)             Debt of Seller or any Guarantee by Seller;

(x)               accrued workers’ compensation and medical insurance liabilities for any period prior to the Effective Time;

(xi)             any liability of Seller under any Contract, other than liabilities arising under the Assumed Contracts which Buyer has expressly agreed to assume pursuant to Section 2.4(a)(ii);

(xii)          liabilities to any Governmental Authority, other than accrued property Taxes included in the calculation of Closing Working Capital;

(xiii)        tort liabilities of Seller;

(xiv)         criminal claims against Seller;

(xv)           any liability of Seller for costs and expenses incurred in connection with the transactions contemplated by this Agreement;

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(xvi)         any pending or threatened claims or litigation relating to the Acquired Assets prior to the Closing Date or the conduct of the Business prior to the Closing Date, regardless of when such claims are asserted or such litigation commenced;

(xvii)      any liability related to Environmental Requirements, whether or not known or identified as of the Closing Date, resulting from ownership or operation of the Business prior to the Closing Date;

(xviii)    any other liabilities of Seller not expressly assumed hereunder; or

(xix)         any liability of Seller under this Agreement.

ARTICLE III
CLOSING

3.1              Closing Date and Time. Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via the electronic exchange of executed counterpart documents and other deliverables and the electronic transfer of funds on the date that is no later than two Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived in writing by the party benefitting therefrom (other than such conditions which, by their nature or terms, are to be satisfied by the delivery of documents or the taking of actions at the Closing), or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the “Closing Date”); provided that neither Party shall be required to effect the Closing prior to November 30, 2020. The Closing shall be effective as of 12:01 a.m., Paducah, Kentucky time, on the Closing Date (the “Effective Time”).

3.2              Buyer Deliveries. At the Closing:

(a)               Buyer shall deliver to Seller:

(i)                 a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, to the effect that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(ii)               the Closing Payment;

(iii)            an assumption of liabilities agreement;

(iv)             a counterpart of the Escrow Agreement, duly executed on behalf of Buyer;

(v)                a counterpart of the Transition Services Agreement, duly executed on behalf of Buyer;

(vi)             a certificate of the appropriate Governmental Authority, dated as of a date not more than fifteen (15) days prior to the Closing Date, attesting to the existence and good standing of Buyer in its state of formation;

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(vii)          a certificate, dated the Closing Date, of the Secretary of Buyer as to (i) the certificate of formation and all amendments thereto of Buyer; (ii) operating agreement of Buyer; and (iii) the incumbency and company proceedings in connection with the consummation of the transactions contemplated hereby;

(viii)        a valid, completed and executed IRS Form W-8 or W-9, as applicable, for Buyer; and

(ix)             such other documents or instruments as Seller reasonably requests and are reasonably necessary and commercially customary to consummate the transactions contemplated hereby.

(b)               Buyer shall deliver to the Escrow Agent the Escrow Amount, to be held in accordance with the Escrow Agreement.

3.3              Seller Deliveries. Seller shall deliver to Buyer:

(i)                 a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, to the effect that each of the conditions set forth in Section 7.1(a) and Section 7.1(b) have been satisfied;

(ii)              a bill of sale and assignment, trademark assignments, domain name assignment, vehicle bills of sale, and such other instruments of transfer with respect to the Acquired Assets as Buyer reasonably requests;

(iii)            a counterpart of the Escrow Agreement, duly executed on behalf of Seller;

(iv)              a counterpart of the Transition Services Agreement, duly executed on behalf of Seller;

(v)               the Non-Competition/Non-Solicitation Agreement, duly executed on behalf of Houston Wire & Cable Company;

(vi)              copies of UCC financing statements terminating the Lien under the Revolver with respect to the Acquired Assets and any other UCC financing statements required to terminate all other Liens against the Acquired Assets;

(vii)            copies of consents to assignment from the landlords under the leases relating to the Leased Real Property;

(viii)        a certificate of the appropriate Governmental Authority, dated as of a date not more than fifteen (15) days prior to the Closing Date, attesting to the existence and good standing of Seller in its state of incorporation;

(ix)             a certificate, dated the Closing Date, of the Secretary of Seller as to (i) the certificate of incorporation and all amendments thereto of Seller; (ii) the by-laws of Seller; and (iii) the incumbency and company proceedings in connection with the consummation of the transactions contemplated hereby; and

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(x)               such other documents or instruments as Buyer reasonably requests and are reasonably necessary and commercially customary to consummate the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

4.1              Existence and Good Standing. Seller is a corporation validly existing and in good standing under the laws of Delaware. Seller has all requisite power and authority to own, lease and operate the facilities involved in the Business and to carry on the Business as now being conducted. Seller is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of its activities makes such qualification necessary.

4.2              Authorization of Seller. Seller has the requisite power and authority to execute this Agreement and all other agreements and documents contemplated hereby to which it is party. The execution and delivery of this Agreement and such other agreements and documents by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by Seller, and no other action on the part of Seller is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, except that (i) enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and (ii) the remedies of specific performance and injunctive relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

4.3              Financial Statements and Related Matters.

(a)               Copies of the unaudited balance sheet as of June 30, 2020 and profit and loss statement for the twelve-month period then ended of the Business (the “Financial Statements”) are attached as Schedule 4.3(a)(i). The Financial Statements (and the management accounts on which they are based) have been prepared from and are in accordance with the books and records of Seller. The Financial Statements fairly and accurately present the financial position and results of operations of the Business for the periods indicated in all material respects, except as set forth in Schedule 4.3(a)(ii).

(b)               Seller has established and maintains, adheres to and enforces a system of internal accounting controls that is effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures to provide reasonable assurance that: (i) transactions, receipts and expenditures are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP and to maintain accountability for the respective assets and liabilities of Seller; and (iii) any unauthorized acquisition, disposition or use of assets is prevented or timely detected. To the Knowledge of Seller, there has not been any fraud, whether or not material, that involves any director, officer or employee of Seller who has a role in Seller’s internal controls over financial reporting.

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(c)               The revenues reflected on the Financial Statements and accounts receivable reflected on the Recent Balance Sheet represent valid and bona fide sales to non-related third parties incurred in the ordinary course of business consistent with past practice and do not include any sales or revenues resulting from transactions with entities associated or affiliated with Seller or abnormal transactions.

(d)               To the Knowledge of Seller, all accounts receivable included in the Acquired Assets are valid, collectible and not subject to dispute, counterclaims or set-offs, subject only to any reserves set forth in the calculation of Closing Working Capital.

(e)               To the Knowledge of Seller, other than items for which there is a specific reserve, the inventory reflected on the Recent Balance Sheet contained in the Financial Statements is good and saleable in the ordinary course of business, has been stored properly, and is not obsolete or beyond manufacturers’ recommended shelf life for its intended use. Schedule 4.3(e) summarizes the inventory write-downs or write-offs incurred by Seller since January 1, 2019 through the date of the Recent Balance Sheet.

4.4              No Violation. Except for the consents, authorizations and approvals listed on Schedule 4.4, the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby by Seller and the consummation of the transactions contemplated hereby will not (a) violate any provision of the certificate of incorporation or by-laws of Seller; (b) violate any Law or Order of any Governmental Authority by which Seller or any of its properties or assets are bound; or (c) result in a violation or breach of, or constitute a default under, or result in the creation of any Lien upon, or create any rights of termination, cancellation or acceleration in any Person with respect to any Material Contract to which Seller is a party or by which any Acquired Assets are bound, or any Permit of Seller, except in each case for such violations, breaches, defaults, Liens and rights that would not, in the aggregate, have a Material Adverse Effect.

4.5              Consents. Except as set forth on Schedule 4.5, no Order or filing, including any consent, approval or other authorization of any Governmental Authority or under any Material Contract to which Seller is a party or by which any Acquired Assets are bound, is required as a result of or in connection with the execution or delivery of this Agreement and the other agreements and documents to be executed by Seller or the consummation by Seller of the transactions contemplated hereby.

4.6              Tax Matters.

(a)               Tax Liens. There are no Tax Liens as of the date hereof upon any of the Acquired Assets, except for statutory Liens for Taxes not yet due or delinquent.

(b)               Withholding. The amounts of Taxes withheld with respect to the Business for all compensation paid to employees, contractors, consultants or other Persons of Seller for all periods ending on or before the date hereof have been proper and accurate in all material respects, and all deposits required with respect to compensation paid to such employees have been made in compliance in all material respects with the provisions of all applicable Tax laws.

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(c)               Sales Tax. Seller has properly charged and remitted all sales tax due and payable on the transactions of the Business.

4.7              Assets and Properties.

(a)               Leased Real Property. Attached hereto as Schedule 4.7(a) is a list of the Leased Real Property, which represents each facility leased by Seller in connection with the operation of the Business and which includes the current effective term, any option or extension rights of Seller, and the rent and other payments due thereunder. The leases governing the Leased Real Property are in full force and effect. The Leased Real Property is in good operating condition and repair, ordinary wear and tear excepted.

(b)               Personal Property. Attached hereto as Schedule 4.7(b) is a true and complete fixed asset listing for the Business. Seller owns or leases all of its inventory, equipment and other personal property (both tangible and intangible), free and clear of any Liens, other than Permitted Liens and the Lien under the Revolver. Except as set forth on Schedule 4.7(c), such equipment and other personal property are in good operating condition and repair (ordinary wear and tear excepted), to the Knowledge of Seller do not require any capital expenditures within the next year in order to continue working at their current level, are usable in the ordinary course of business and conform in all material respects to all applicable Laws relating to their use and operation as they are currently used in the conduct of the Business.

(c)               Condition of Assets. Except as set forth on Schedule 4.7(c), the tangible personal property owned or leased by Seller is in good operating condition and repair, ordinary wear and tear excepted, and to the Knowledge of Seller do not require any capital expenditures within the next year in order to continue operating at their current level.

(d)               Compliance. The operation, use and occupancy of the Acquired Facilities as currently operated, used and occupied does not violate any zoning, building, health, flood control, fire or other law, ordinance, order or regulation, any restrictive covenant or other applicable Law. To the Knowledge of Seller, there are no violations of any Law affecting any portion of the Acquired Facilities or the Business, and no written notice of any such violation has been issued by any Governmental Authority.

(e)               Sufficiency of Assets. Other than the assets set forth in Schedule 4.7(e), the Acquired Assets constitute all of the material assets, properties, licenses, rights, Permits and Contracts that have been used in and that are necessary for the operation of the Business as currently conducted.

4.8              Compliance with Laws. Seller (a) is in material compliance with all Laws applicable to the Business and (b) possesses all necessary Permits to conduct the Business in the manner in which and in the jurisdictions and places where the Business is now conducted. Set forth on Schedule 4.8 is a list of all Permits relating to the Business and all applications pending before any Governmental Authority for the issuance of any such Permits or the renewal thereof. The Permits listed on Schedule 4.8 are all of the Permits required for the operation of the Business. Seller has not received any written notice of, nor is there, to the Knowledge of Seller, any claim or threatened claim of default with respect to any Permit of the Business.

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4.9              Environmental Laws and Regulations. (a) Seller is and at all times has been in compliance with all applicable Environmental Requirements relating to the Business and the Acquired Facilities including, but not limited to, any use, storage, release, treatment, disposal, including any arrangement thereof, or transportation of any Materials of Environmental Concern; (b) during the occupancy and operation of the Acquired Facilities, neither Seller nor, to the Knowledge of Seller, any other Person has caused the release, leak discharge, spill, disposal of or emission of any Materials of Environmental Concern in, on, or under the Acquired Facilities in a quantity or manner that violates, requires further investigation or remediation under, or is reasonably expected to impose liability under, Environmental Requirements; (c) there is no pending or, to the Knowledge of Seller, threatened litigation or administrative proceeding or investigation (whether civil, criminal or administrative) concerning the Business or the Acquired Facilities involving any Materials of Environmental Concern or Environmental Requirements; and (d) to the Knowledge of Seller, there are no material quantities of friable ACM within the Acquired Facilities or any above-ground or underground storage tank systems located at the Acquired Facilities.

4.10          Material Contracts. Schedule 4.10 sets forth a complete and accurate list of all written or unwritten:

(a)               Contracts related to the Business with respect to which Seller has any liability or obligation involving more than $5,000, contingent or otherwise, or which may extend for a term of more than one year after the Closing, excluding (i) purchase and sale orders incurred in the ordinary course of business and (ii) Contracts related to Intellectual Property (other than Intellectual Property of the Business);

(b)               Contracts primarily related to the Business under which the amount payable by Seller is dependent on the revenue, income or other similar measure of Seller or any other Person;

(c)               Licenses and other Contracts relating to Intellectual Property of the Business;

(d)               Contracts primarily related to the Business to which Seller is a party relating to Debt (including capital leases) or any Guarantee, other than the Revolver;

(e)               Contracts with officers or managers of the Business;

(f)                Contracts which place any limitation on the method of conducting, or areas of operation or scope of, the Business;

(g)               employment, collective bargaining, severance, consulting, deferred compensation, benefit and similar plans or Contracts covering employees or consultants of the Business;

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(h)               joint venture, partnership, manufacturer, development or supply agreements or other agreements which involve a sharing of revenues, profits, losses, costs or liabilities which relate to the Business;

(i)                 Contracts related to the Business involving fixed price terms, fixed volume arrangements or “most favored nation” arrangements;

(j)                 Contracts with any Top Suppliers, including any special pricing, discount or rebate agreements, but excluding purchase orders issued in the ordinary course of business;

(k)               Contracts with any Top Customers, including any special pricing, discount or rebate agreements, but excluding purchase orders received in the ordinary course of business; and

(l)                 Contracts with any Governmental Authority primarily related to the Business.

All the foregoing, including all amendments or modifications thereto, are referred to as “Material Contracts.” Each Material Contract (or description) sets forth the entire agreement and understanding between Seller and the other parties thereto. Each Material Contract is valid, binding and in full force and effect in all material respects, except that (i) enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and (ii) the remedies of specific performance and injunctive relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought, and, to the Knowledge of Seller, there is no event or condition which has occurred or exists, which constitutes or which, with or without notice, the happening of any event and/or the passage of time, could constitute a material breach under any such Material Contract by Seller or any other party thereto, or could cause the acceleration of any obligation of any party thereto or give rise to any right of termination or cancellation thereof (a “Default”).

4.11          Litigation and Related Matters. Set forth on Schedule 4.11 is a list of all judgments, allegations, decrees, actions, suits, proceedings, claims, complaints, injunctions, orders, investigations or grievances before or by any Governmental Authority, at law or in equity, pending or, to the Knowledge of Seller, threatened against Seller that relate in any manner whatsoever to the Business or, to the Knowledge of Seller, pending or threatened against any present or former officer, director or employee of the Business in his or her capacity as such. None of the actions, suits, proceedings, investigations or claims listed on Schedule 4.11 affects or could reasonably be expected, if adversely determined, to affect the right or ability of Seller to carry on the Business substantially as now conducted or the ability of Seller to enter into this Agreement or any other agreement contemplated hereby or to consummate the transactions contemplated by this Agreement. Schedule 4.11 includes a description of all litigation claims, suits, actions and proceedings or, to the Knowledge of Seller, investigations involving the Business, or, to the Knowledge of Seller, any of its officers, directors or key employees in connection with the Business during the period beginning January 1, 2019 through the date hereof.

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4.12          Intellectual Property.

(a)               Schedule 4.12 hereto contains a complete and accurate list of all Intellectual Property of the Business included in clauses (i) – (ii) and (vi) of the definition of Intellectual Property. Such schedule indicates (i) the application or registration date, application or registration number, expiration date, owner of record and jurisdiction, if applicable, (ii) the term and exclusivity of its rights with respect to the Intellectual Property of the Business and (iii) whether each item of Intellectual Property is owned or licensed by Seller, and if licensed, the licensor, licensee fees and any key provisions thereof. Schedule 4.12 contains a complete and accurate list of all licenses and other rights granted by Seller to any Person with respect to any Intellectual Property of the Business and all licenses and other rights granted by any Person to Seller with respect to any Intellectual Property of the Business (excluding “off-the-shelf” programs or products or other “shrink wrap” software licensed in the ordinary course of business) identifying the subject Intellectual Property of the Business. To the Knowledge of Seller, there is no threatened or reasonably foreseeable loss or expiration of any Intellectual Property of the Business except for expiration of Contracts in accordance with their terms.

(b)               Except as set forth on Schedule 4.12(b), the Intellectual Property of the Business is valid, enforceable and free of all claims, liens and encumbrances, and constitutes all of the Intellectual Property necessary to operate the Business as it is currently conducted.

(c)               Seller owns or has the right to use the Intellectual Property of the Business, and the consummation of the transactions contemplated hereby will not result in the violation, loss or material impairment of any such Intellectual Property rights.

4.13          Employee Benefit Plans.

(a)               Except as set forth on Schedule 4.13, neither Seller nor any ERISA Affiliate maintains or contributes to, nor has it maintained or contributed to, any “employee pension benefit plans” as defined in Section 3(2) of ERISA, “welfare benefit plans” as defined in Section 3(l) of ERISA, or bonus, incentive, deferred compensation, severance, or vacation plans, or any other material employee benefit plan, program, policy or arrangement with respect to Division Employees (as defined in Section 4.14(a)) (collectively, the “Employee Benefit Plans”).

(b)               Except as disclosed on Schedule 4.13 hereof, neither Seller nor any of its ERISA Affiliates maintains or contributes to, nor have they ever maintained or contributed to, any pension plan subject to Title IV of ERISA or Section 412 of the Code or 302 of ERISA (including a multiemployer plan as defined in Section 3(37) of ERISA) with respect to Division Employees.

4.14          Employees; Employee Relations.

(a)               Schedule 4.14 sets forth (i) the name, current annual salary (or rate of pay) and other compensation (including normal bonus, commission, profit-sharing and other compensation) now payable by Seller to each employee of Seller employed at the Business (a “Division Employee”), and amount and date of last raise for each Division Employee, (ii) any increase to become effective after the date of this Agreement in the total compensation or rate of total compensation payable by Seller to each Division Employee (iii) all presently outstanding loans and advances made by Seller to, or made to Seller by, any Division Employee, (iv) all other transactions between Seller and any Division Employee since January 1, 2019, resulting in aggregate payments to such Person in excess of $10,000 during such period (other than payments made pursuant to any Employee Benefit Plan), and (v) all accrued but unpaid vacation pay owing to any Division Employee.

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(b)               With respect to the Business, Seller is not a party to, or bound by, the terms of any collective bargaining agreement, contract or letter of understanding (formal or informal) with any labor union or organization, and Seller has not experienced any material labor disputes or work stoppages with respect to the Business or Division Employees.

(c)               Seller is, and at all times has been, in compliance in all material respects with all applicable Laws relating to immigration or the verification of immigration/employment status, including the IRCA and the Immigration and Nationality Act, as amended, with respect to Division Employees.

4.15          Insurance. Schedule 4.15 contains a list of the policies and Contracts (including insurer, named insured, type of coverage, limits of insurance, required deductibles or co-payments, annual premiums and expiration date) for fire, casualty, liability and other forms of insurance maintained by, or for the benefit of, the Business. All such policies are in full force and effect. Seller has not received any notice of cancellation or non-renewal or of significant premium increases with respect to any such policy. Except as disclosed on Schedule 4.15, no pending claims made by or on behalf of Seller under such policies with respect to the Business have been denied or are being defended against third parties under a reservation of rights by an insurer of Seller. Schedule 4.15 contains a list of claims paid by Seller’s insurance carriers on behalf of Seller and in connection with the Business during the two (2) year period prior to the date hereof. No gaps in coverage have occurred with respect to the insurance policies applicable to the Business during Seller’s ownership of the Business.

4.16          Top Customers. Schedule 4.16 sets forth a complete and accurate list of the top twenty (20) customers of the Business, based on the revenue for each customer generated in 2018, 2019 and 2020 (through September 30), including revenues, gross profit, contact names and addresses (the “Top Customers”). To the Knowledge of Seller, as of the date of this Agreement, except in connection with normal course negotiations with customers as to selling price, discounts on sales and payment terms which could affect such customers’ willingness to place orders, no Top Customer has indicated orally or in writing its intention to cease or materially reduce its business activity with Seller or the Business relative to the business activity conducted over the last twelve months. For the avoidance of doubt regarding normal course negotiations with customers as to selling price, discounts on sales and payment terms, neither Seller nor the Business has made any material changes to past practices regarding prices, discounts or payment terms since January 1, 2020. Seller maintains generally good relationships with each Top Customer and there have been no material disputes with any Top Customer since January 1, 2018. Seller is not required to provide any bonding or other financial security arrangements (with the exception of copies of Seller’s general, automotive or business insurance) in any material amount in connection with any transactions with any of its customers or business relationships. Since January 1, 2018, Seller has operated the Business in the ordinary course and has not made agreements with customers that would have the impact of accelerating items to the benefit of Seller prior to the Effective Time or arrangements that create discount or other obligations of the Business after the Effective Time outside of the ordinary course.

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4.17          Top Suppliers. Schedule 4.17 sets forth a complete and accurate list of the top twenty (20) suppliers of the Business, based on the purchases from each supplier during 2018, 2019 and 2020 (through September 30), including the purchases, contact names and addresses (the “Top Suppliers”). To the Knowledge of Seller, as of the date of this Agreement no Top Supplier has indicated orally or in writing its intention to cease or materially reduce its business activity with Seller or the Business relative to the business activity conducted over the last twelve months, or to materially increase its prices for products sold to Seller. Seller maintains generally good relationships with each Top Supplier and there have been no material disputes with any Top Supplier since January 1, 2018. Seller is not required to provide any bonding or other financial security arrangements (with the exception of copies of Seller’s general, automotive or business insurance) in any material amount in connection with any transactions with any of its suppliers. Since January 1, 2018, Seller has operated the Business in the ordinary course and has not made agreements with suppliers that would have the impact of accelerating items to the benefit of Seller prior to the Effective Time or arrangements that create discount or other obligations of the Business after the Effective Time outside of the ordinary course. For each Top Supplier listed, Schedule 4.17 also identifies any rebate or special pricing agreements that have resulted, or would reasonably be expected to result, in revenue of more than $25,000 per year since January 1, 2018.

4.18          No Illegal Payments, Etc. Neither Seller nor any of its directors or officers, nor any employees or agents of the Business have directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Business (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, or local public office.

4.19          Interests in Other Persons. Neither Seller nor any officer, director or other Affiliate of Seller has any direct or indirect financial interest in, or is a director, officer, employee or Affiliate of, any corporation, firm, association or business organization which is a supplier, customer, distributor, broker, lessor, lessee, sublessor, sublessee or competitor of or otherwise having a contractual relationship with the Business. Ownership of securities of an entity whose securities are registered under the Securities Exchange Act of 1934, as amended, not in excess of five percent (5%) of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 4.19.

4.20          Brokerage, Financial Advisor or Finder Fees. Except as disclosed on Schedule 4.20, no agent, advisor, broker, Person or firm acting on behalf of Seller is, or will be, entitled to any commission or broker’s, advisor’s or finder’s fees from any of the Parties hereto, or from any of their respective Affiliates in connection with any of the transactions contemplated hereby.

4.21          Accuracy of Information. No representation or warranty by Seller contained in this Article IV (including the related Schedules) contains any untrue statement of a material fact or omits to state any material fact necessary to make the representation or warranty, in light of the circumstances under which the statement is made, not misleading.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1              Organization and Authorization.

(a)               Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware with all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b)               Buyer has full power, capacity and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby. The execution and delivery of this Agreement and such other agreements and documents by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by Buyer and no other action on the part of Buyer is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and (ii) the remedies of specific performance and injunctive relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

5.2              No Violation. The execution and delivery of this Agreement and the other agreements and documents contemplated hereby by Buyer and the consummation of the transactions contemplated hereby will not (a) violate any provision of the articles of organization or operating agreement of Buyer, (b) violate any Laws or Orders of any Governmental Authority by which Buyer or its properties or assets are bound, or (c) result in a violation or breach of, or constitute a default under or result in the creation of any encumbrance upon, or create any rights of termination, cancellation or acceleration in any Person with respect to any Contract to which Buyer is a party or any of its properties or assets is bound.

5.3              Consents. No consent, Order, approval or other authorization of any Governmental Authority or third party is required as a result of or in connection with the execution and delivery of this Agreement and the other agreements and documents to be executed by Buyer or the consummation by Buyer of the transactions contemplated hereby.

5.4              Brokerage, Financial Advisor or Finder Fees. No broker, finder, investment banker, agent or other Person is or shall be entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

5.5              No Other Representations and Warranties. Buyer acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article IV (which are in no way modified or limited by this Section 5.5), none of Seller, any of Seller’s Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Acquired Assets or the Assumed Liabilities, including any representation or warranty as to (A) merchantability or fitness for a particular use or purpose, (B) the operation or probable success or profitability of the Business following the Closing, (C) the accuracy or completeness of any information regarding the Business made available to Buyer in connection with this Agreement or their investigation of the Business, or (D) the ability of Buyer to successfully and timely complete any migration off of Seller’s information technology systems and data, and (ii) Buyer will not have any right or remedy (and Seller will have no liability whatsoever) arising out of, and Buyer expressly disclaims any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to Seller or the Business, including in any materials, documentation or other information regarding the Business made available to Buyer or its representatives in connection with this Agreement or their investigation of the Business (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article IV and the rights of Buyer expressly set forth in this Agreement in respect of such representations and warranties (subject in each case to Article IX).

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5.6              Financing.

(a)               Buyer has received a debt commitment letter from The Paducah Bank and Trust Company agreeing, subject to the terms and conditions set forth therein, to lend the amounts set forth therein to Buyer for the purposes of financing the transactions contemplated hereby and related fees and expenses (the “Financing”). There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by such letter. Buyer has no reason to believe that (x) any of the conditions to the Financing will not be satisfied or (y) any amount of the Financing will not be available at the Closing.

(b)               The net proceeds of the Financing, together with Buyer’s other financial resources, shall be sufficient to fund the Purchase Price and any and all fees and expenses of Buyer related to the transactions contemplated hereby (including those related to the Financing) and to satisfy all of the closing adjustment payment obligations of Buyer, if any, contemplated hereunder.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1              Conduct of the Business.

(a)               During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing (the “Interim Period”), except as (i) otherwise expressly provided in this Agreement, (ii) set forth in Schedule 6.1, (iii) required by any Law or Order applicable to Seller or the Acquired Assets or (iv) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall use commercially reasonable efforts to (A) operate the Business in the ordinary course of business; (B) maintain and preserve the Acquired Assets in the ordinary course of business; and (C) maintain and preserve the relationships and goodwill with customers, suppliers and other third parties having material business dealings with the Business.

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(b)               Without limiting the generality of the foregoing Section 6.1(a), during the Interim Period, except as (i) otherwise expressly provided in this Agreement, (ii) set forth in Schedule 6.1(a) or (iii) required by any Law or Order applicable to Seller or any of its Subsidiaries or the assets or operation of the Business, Seller shall not take any of the following actions with respect to the Business without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                 (A) terminate or materially amend in writing any Material Contract (other than any automatic renewal or expiration of such Material Contract in accordance with its terms), (B) enter into any Contract that creates a material Liability for the Business following the Closing, or (C) cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or with regard to any Contract described by clause (B) above;

(ii)              grant or suffer to exist any material Lien, other than any Permitted Liens, on any of the Acquired Assets;

(iii)            sell, lease, pledge, assign or otherwise dispose of any material Acquired Assets except (A) pursuant to existing Contracts or (B) for sales or other dispositions of inventory in the ordinary course of business (for the avoidance of doubt, liquidating or substantially discounting inventory shall not be considered a sale in the ordinary course of business);

(iv)             increase the base salary, wage rate, change in control, retention, bonus, severance or termination pay of any Division Employee;

(v)               settle or compromise any material legal proceeding relating to the Acquired Assets that does not constitute an Excluded Liability;

(c)               abandon, dispose of or terminate ownership rights in any Intellectual Property of the Business or otherwise permit any of their rights to any Intellectual Property of the Business to lapse; or

(d)               agree in writing to take any of the actions in the foregoing clauses of this Section 6.1(b).

6.2              Access. During the Interim Period, Seller shall give Buyer and its authorized representatives, upon reasonable notice, reasonable access during normal business hours to the properties, books, Contracts, officers and employees of the Business, as long as such access does not unreasonably interfere with the normal business operations of the Business. Notwithstanding the foregoing, Buyer shall not initiate contact with any Division Employee (other than Andrew Hall) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. All of the information provided or made available to Buyer shall be treated as confidential information pursuant to the terms of the letter agreement dated February 26, 2020 between W. Alex Edwards and Houston Wire & Cable Company.

6.3              Notification of Certain Matters. During the Interim Period, each Party shall promptly notify each other Party of any occurrence of which it is aware that is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied; provided, however, that such Party’s failure to give notice of any such occurrence as required pursuant to this Section 6.2 shall not be (a) deemed to be a breach of the covenant contained in this Section 6.2, but instead shall (if applicable) constitute only a breach of the applicable underlying representation, warranty, covenant or agreement, or (b) taken into account in determining whether the conditions to the Closing set forth in Article VII have been satisfied.

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6.4              Efforts to Consummate. During the Interim Period, both the Buyer and Seller shall use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, including satisfaction (but not waiver) of the conditions to the Closing set forth in Article VII.

6.5              Consents.

(a)               During the Interim Period, each Party shall use commercially reasonable efforts to give all notices to, and obtain all Consents (which may be conditioned on the consummation of the transactions contemplated hereby) from, all Persons required pursuant to any Contract or required in connection with the transfer of any Permit to Buyer; provided, however, that Seller and its Affiliates shall not have any obligation to (i) amend or modify any Contract that is not an Acquired Asset or, unless conditioned on the consummation of the Closing, any Contract that is an Acquired Asset, (ii) modify, relinquish, forbear or narrow any right that constitutes an Excluded Asset or, unless conditioned on the consummation of the Closing, any right that constitutes an Acquired Asset, or (iii) pay any consideration to any Person for the purpose of obtaining any such Consent.

(b)               Buyer acknowledges that certain Consents with respect to the transactions contemplated hereby may be required from parties to the Acquired Contracts and that such Consents may not be obtained prior to the Closing and are not conditions to the consummation of the transactions contemplated hereby.

6.6              Inventory Count. Seller shall conduct a physical count of the inventory at each of the Acquired Facilities no later than December 23, 2020, for the purpose of identifying clerical errors, missing items and other “true ups.” Buyer’s authorized representatives shall observe the inventory count at the Olive Branch facility, which shall take place on a date mutually agreed to by Seller and Buyer.

6.7              Public Announcements. Except as otherwise expressly contemplated by this Agreement, and except for the separate or joint press releases to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information with respect to the transactions contemplated hereby as was previously disclosed in press releases or other public disclosures made in accordance with this Section 6.7), neither Buyer or Seller shall issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby without the prior written consent of each other Party. Notwithstanding the forgoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure shall promptly notify each other Party thereof and the Parties shall use efforts reasonable under the circumstances to cause a mutually agreeable release or announcement to be issued.

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6.8              Data Migration. Seller shall provide reasonable assistance to Buyer and its contractors in connection with the migration of the Business off of Seller’s information technology system and data to Buyer’s system.

6.9              No Solicitation. During the Interim Period, Seller will not authorize or permit any of its or its controlled Affiliates’ respective Representatives, including investment bankers retained by Seller, to (a) directly or indirectly solicit, initiate, knowingly encourage or participate in any way (including by way of furnishing information) in any discussion or negotiations with any Person (other than Buyer or an Affiliate of Buyer) concerning any merger, consolidation, sale of all or substantially all of the Acquired Assets or of equity interests comprising all or substantially all of the Business, recapitalization, restructuring, reorganization or any other similar business combination transaction relating to the Business or the Acquired Assets (each, an “Acquisition Proposal”), but excluding in each case any discussion or negotiation with any customer or potential customer of the Business unrelated to the transactions contemplated hereby, (b) disclose, directly or indirectly, to any Person known by Seller to be considering an Acquisition Proposal any non-public information concerning the Business or the Acquired Assets, or (c) enter into any understanding, agreement or commitment with any third party concerning any Acquisition Proposal.

6.10          Employment Matters.

(a)               At least three days prior to the Closing Date, Buyer shall offer employment, effective as of the Closing Date, to substantially all of the Division Employees at their current rate of pay and with such employee benefits as Buyer determines to offer. Seller shall be responsible for any severance benefits that may become payable to any Division Employee who does not become an employee of Buyer.

(b)               At or promptly following the Closing, Seller shall pay to each Division Employee (i) all accrued but unpaid salaries, wages, commissions and bonuses earned by such employee through the Closing Date and (ii) all accrued but unused vacation benefits earned by such employee in accordance with Seller’s employee benefit plans or business practices through the Closing Date.

6.11          Further Actions.

(a)               Seller and Buyer agree to use their commercially reasonable efforts to take, or cause to be taken, all appropriate action to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

(b)               From time to time after the Closing, without additional consideration, each of Seller and Buyer will (or, if appropriate, will cause its Affiliates to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by the other Party to make effective the transactions contemplated by this Agreement. Without limiting the forgoing, Seller will deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to sell, transfer, assign, convey and deliver to the Buyer all right, title and interest in and to the Acquired Assets.

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ARTICLE VII
CONDITIONS TO CLOSING

7.1              Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Buyer at or prior to the Closing, each of the following conditions:

(a)               Representations and Warranties True. Each representation and warranty contained in Article IV shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date; provided, that for purposes of this Section 7.1(a):

(i)                 any representation or warranty set forth in Section 4.1 (Existence and Good Standing), Section 4.2 (Authorization of Seller), Section 4.4 (No Violation) and Section 4.20 (Brokerage, Financial Advisor or Finder Fees) shall be deemed to be true and correct unless such representation or warranty (without regard to any qualification as to materiality or Material Adverse Effect included therein) is untrue or incorrect in any material respect; and

(ii)              any representation or warranty contained in Article IV (other than those referred to in clause (i) of this Section 7.1(a)) shall be deemed to be true and correct unless such representation or warranty (without regard to any qualification as to materiality or Material Adverse Effect included therein is untrue or incorrect in any respect that has had or would reasonably be expected to have a Material Adverse Effect.

(b)               Covenants Performed. Seller shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the Closing.

(c)               Consents and Approvals. Seller shall have received consents to assignment from the landlords under the leases related to the Leased Real Property.

(d)               Non-Compete/Non-Solicitation Agreements. As an inducement for the acquisition of the Business and further as a condition to Closing and without any additional compensation, Seller shall execute a separate Non-Competition/Non-Solicitation Agreement in the form attached as Exhibit B (the “Non-Compete/Non-Solicit”).

(e)               Lien Released. The Lien under the Revolver shall have been released with respect to the Acquired Assets and there shall be no other Liens on the Acquired Assets other than Permitted Liens.

7.2              Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Seller, at or prior to the Closing, of each of the following conditions:

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(a)               Representations and Warranties True. Each representation and warranty contained in Article V shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date; provided, that for purposes of this Section 7.2(a):

(i)                 any representation or warranty set forth in Section 5.1 (Organization and Authorization), Section 5.2 (No Violation), Section 5.4 (Brokerage, Financial Advisor or Finder Fees) and Section 5.6 (Financing) shall be deemed to be true and correct unless such representation or warranty (without regard to any qualification as to materiality or Material Adverse Effect included therein) is untrue or incorrect in any material respect; and

(ii)              any representation or warranty contained in Article IV (other than those referred to in clause (a) of this Section 7.2(a)) shall be deemed to be true and correct unless such representation or warranty (without regard to any qualification as to materiality or Buyer Material Adverse Effect included therein) is untrue or incorrect in any respect that has had or would reasonably be expected to have a Buyer Material Adverse Effect.

(b)               Covenants Performed. The Buyer shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the Closing.

(c)               Consents and Approvals. All material authorizations, consents, approvals, waivers and releases, if any, necessary for Buyer to consummate the transactions contemplated hereby shall have been obtained.

7.3              Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to use the efforts required in this Agreement to cause the Closing to occur, including as required by Section 6.4.

ARTICLE VIII
TERMINATION

8.1              Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned as follows (and the Party seeking to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other Party setting forth a brief description of the basis on which it is terminating this Agreement):

(a)               by the mutual written consent of Buyer and Seller;

(b)               by either Buyer or Seller, if the Closing shall not have occurred on or before December 31, 2020;

(c)               by either Buyer or Seller, if (i) there shall be any Law enacted, promulgated or issued by any Governmental Authority that makes consummation of the Closing illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued an Order permanently enjoining the transactions contemplated hereby, and such Order shall have become final and non-appealable;

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(d)               by Buyer, if (i) there shall have been a breach by Seller of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 to be satisfied, and (ii) Buyer is not then in breach of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.2 to be satisfied; or

(e)               by Seller, if (i) there shall have been a breach by Buyer of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.2 to be satisfied, and (ii) Seller is not then in breach of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 to be satisfied.

8.2              Effect of Termination. In the event of the termination of this Agreement in accordance with this Article VIII:

(a)               this Agreement shall forthwith become null and void (except for this Section 8.2 (Effect of Termination), Section 6.7 (Public Announcements), Section 8.3 (Termination Payment), Section 10.1 (Confidential Information) and Article XI (Miscellaneous), each of which shall survive such termination and remain valid and binding obligations of the Parties in accordance with their terms); and

(b)               except pursuant to Section 7.3, there shall be no Liability of any kind on the part of Buyer or Seller or any of their former, current or future Affiliates or Representatives of any of the foregoing, or any heir, executor, administrator, successor or assign of any of the foregoing; provided, however, that termination pursuant to this Article VIII shall not relieve any Party from such Liability (i) pursuant to the Sections specified in Section 8.2(a) that survive termination or (ii) for any willful and material breach of this Agreement prior to such termination.

8.3              Termination Payment.

(a)               In the event this Agreement is terminated (i) pursuant to Section 8.1(b) and Seller is not then in breach of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 to be satisfied, or (ii) pursuant to Section 8.1(e), the Earnest Money shall be released to Seller pursuant to a joint written instruction delivered by Buyer and Seller to the Escrow Agent.

(b)               In all other events the Earnest Money shall be released to Buyer pursuant to a joint written instruction delivered by Buyer and Seller to the Escrow Agent.

ARTICLE IX
INDEMNIFICATION

9.1              Buyer Losses. Seller agrees to indemnify, defend and hold harmless Buyer and its members, managers, officers, employees, representatives and agents from, against and in respect of any and all Losses suffered, sustained, incurred or required to be paid by any of them solely by reason of (a) any representation or warranty made by Seller in this Agreement being untrue or incorrect in any material respect; (b) any failure by Seller to observe or perform their covenants and agreements set forth in this Agreement; (c) any liability of Seller to the extent it is not an Assumed Liability; (d) any failure of Seller to have good title to the Acquired Assets, free and clear of all Liens other than Permitted Liens, or (e) any matter listed or required to be listed on Schedule 4.11.

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9.2              Seller Losses. Buyer agrees to indemnify, defend and hold harmless Seller and its sole stockholder, directors, officers, employees, representatives and agents from, against, for and in respect of any and all Losses suffered, sustained, incurred or required to be paid by or to any of them solely by reason of (a) any representation or warranty made by Buyer in this Agreement being untrue or incorrect in any material respect; (b) any failure by Buyer to observe or perform its covenants and agreements set forth in this Agreement; or (c) the Assumed Liabilities.

9.3              Losses. “Losses” shall mean all damages (including amounts paid in settlement with the Indemnifying Party’s consent, which consent may not be unreasonably withheld but excluding any incidental or consequential damages (including lost profits)), losses, obligations, liabilities, claims, deficiencies, costs (including reasonable attorney’s fees, accounting fees, expert witness fees and any other expenses of any kind occurred either prior to or during litigation regardless of type, even if incurred in anticipation of litigation), Taxes, penalties, fines, interest, monetary sanctions and expenses incurred by an Indemnified Party, including reasonable attorneys’ fees and costs incurred to comply with injunctions and other court and agency orders, and other costs and expenses incident to any suit, action, investigation, claim or proceeding or to establish or enforce an Indemnified Party’s right to indemnification hereunder.

9.4              Notice of Loss. Except to the extent set forth in the next sentence, a Party will not have any liability under the indemnity provisions of this Agreement with respect to a particular matter unless a written notice setting forth in reasonable detail the breach or other matter which is asserted has been given to the Indemnifying Party and, in addition, if such matter arises out of a suit, action, investigation, proceeding or claim, such notice is given promptly, but in any event within 14 days after the Indemnified Party is given notice of the claim or the commencement of the suit, action, investigation or proceeding. Notwithstanding the preceding sentence, failure of the Indemnified Party to give notice hereunder shall not release the Indemnifying Party from its obligations under this Article IX, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice. With respect to Buyer’s Losses, Seller shall be the “Indemnifying Party” and Buyer and its members, managers, officers, employees, representatives, agents and attorneys shall be the “Indemnified Parties.” With respect to Seller’s Losses, Buyer shall be the “Indemnifying Party” and Seller and its respective members, managers, officers, employees, representatives, agents and attorneys shall be the “Indemnified Party.”

9.5              Third Party Claims.

(a)               In the event the matter for which an Indemnified Party provides a notice pursuant to Section 9.4 involves the assertion of any claim or the commencement of any action or proceeding by any entity who is not a Party to this Agreement or an Affiliate of a Party (a “Third Party Claim”), the Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnified Party no later than 30 calendar days after receipt of the notice of such Third Party Claim, to elect to assume, conduct and control the defense of any Third Party Claim at the Indemnifying Party’s expense and by counsel of its choosing, and the Indemnified Party will cooperate in good faith in such defense, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith. The Indemnified Party will have the right to participate in the defense of any Third Party Claim assisted by counsel of its choosing and at its expense, subject to the Indemnifying Party’s right to control the defense of such claim; provided that the Indemnified Party shall not, without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), pay, compromise or settle any such claim, action or suit. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, action or suit without such consent, provided that, in such event, the Indemnified Party shall waive any right to indemnity hereunder unless such consent is unreasonably withheld or delayed by the Indemnifying Party. If the Indemnified Party has not received written notice within such 30 calendar day period that the Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or assume such defense, assisted by counsel of its choosing, and the Indemnifying Party will be liable for all Losses paid or incurred in connection therewith, provided, however, that the Indemnified Party was entitled to be indemnified against such Third Party Claim by the Indemnifying Party pursuant to the terms of this Article IX.

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(b)               Without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief would be imposed against the Indemnified Party. Without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The Indemnifying Party shall not be entitled to control, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim to the extent that claim seeks an order, injunction or other equitable relief against the Indemnified Party which, if successful, would be reasonably likely to materially and adversely interfere with the business, operations, assets or financial condition of the Indemnified Party (and the cost of such defense would constitute an amount for which the Indemnified Party is entitled to indemnification hereunder, provided that such claim is ultimately determined to have been properly within the scope of such Party’s indemnification obligations under this Article IX). If a firm offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 9.5(b), and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give prompt written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within 30 calendar days from the Indemnified Party’s receipt of notice of such firm offer (or unreasonably withholds or delays its consent thereto), the Indemnifying Party may elect to withdraw from the defense of such Third Party Claim, and the Indemnified Party may continue to contest or defend such Third Party Claim and, in either such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party through the end of such 30-day period (other than any costs and expenses incurred by the Indemnified Party by virtue of retaining separate legal or other advisory counsel of its choosing and at its expense as permitted under this Article IX). If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.5(b) and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding and, provided, further, that if the Indemnified Party shall pay, settle or compromise any such claim, action or suit without Indemnifying Party’s prior written consent, the Indemnified Party shall waive any right to indemnity hereunder unless such consent is unreasonably withheld or delayed by the Indemnifying Party.

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(c)               Each party hereunder who has assumed the defense of a Third Party Claim shall use all commercially reasonable efforts to diligently defend such claim.

9.6              Limitation on Remedies. Notwithstanding anything to the contrary in this Agreement, the liability of the parties under this Agreement shall be limited as follows:

(a)               In no event shall any amounts be recovered from a Party for any matter for which the written notice described in Section 9.4 is not delivered to the opposite Party prior to the time that such representations and warranties terminate pursuant to Section 9.6(b).

(b)               The representations and warranties of each of the Parties set forth in this Agreement shall survive the Closing, and such representations and warranties shall terminate twelve (12) months after the Closing Date, except that the representations and warranties in Sections 4.1, 4.2, 4.9, 4.20, 5.1, and 5.2 (collectively, the “Specified Representations”) shall survive until 90 days after all potential claims thereof shall be barred by the applicable statute of limitations; provided, however, that any such representation, warranty, covenant or agreement that is the subject of a written notice of claim delivered prior to the termination of the applicable representation, warranty, covenant or agreement in good faith in compliance with the requirements of Section 9.6(a) shall survive with respect only to the specific matter described in such notice until the earlier to occur of (i) the date on which a final non-appealable resolution of such matter has been reached or (ii) the date on which such matter has otherwise reached final resolution.

(c)               No amount shall be payable by a Party as indemnification pursuant to Section 9.1(a) or 9.2(a), except to the extent that the aggregate amount of a Party’s Losses exceeds $50,000 (the “Threshold”), after which point a Party shall be liable for all Losses of the Indemnified Party above and beyond the Threshold.

(d)               The maximum amount of Losses incurred by a Party for which the other Party shall be liable pursuant to Section 9.1 or Section 9.2, as applicable, shall not exceed an amount equal to $4,000,000; provided, however, (i) Losses resulting from Excluded Liabilities or Assumed Liabilities, (ii) Losses related to the Specified Representations, and (ii) Losses resulting from intentional and knowing fraud shall not be subject to such maximum limit.

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(e)               Notwithstanding anything to the contrary in this Agreement, the maximum aggregate amount of Losses for which Seller will be obligated to indemnify Buyer Indemnified Parties with respect to Damages suffered by Buyer Indemnified Parties in connection with any breach of or inaccuracy in one or more Specified Representations will be an amount equal to the Purchase Price.

(f)                The amount of Losses to which any Party is entitled pursuant to a claim for indemnification under this Article IX shall be determined net of tax benefits and any insurance proceeds or other monetary recovery actually received by such Party from a third party (less any costs of enforcement or recovery, deductibles, retro-premium adjustments and other expenses reasonably incurred by the applicable Indemnified Party in obtaining such proceeds or recovery) in connection with the facts giving rise to the claim of indemnification under this Article IX; provided, however, that if a Party receives any such insurance proceeds or other monetary recovery in connection with the facts giving rise to any claim for indemnification under this Article IX after such Party has received any indemnification payment under this Agreement with respect to such claim, such Party will promptly refund and pay to the other Party an amount equal to the lesser of (i) such insurance proceeds or other monetary recovery (less any costs of enforcement or recovery, deductibles, retro-premium adjustments and other expenses reasonably incurred by the applicable Indemnified Party in obtaining such proceeds or recovery) and (ii) the amount of the applicable indemnification payments such Party received pursuant to this Agreement.

(g)               Subject to the other limitations set forth in this Section 9.6, any liability for indemnification obligations for Losses under Section 9.1 shall be satisfied first, from the Escrow Account (if and to the extent then available) until the Escrow Account has been exhausted or terminated, and then from Seller.

9.7              Characterization of Indemnity Payment for Tax Purposes. All amounts payable under Sections 9.1 or 9.2 shall be treated for all tax purposes as adjustments to the Purchase Price, except as otherwise required by Law.

9.8              Exclusive Remedy. Except for injunctive and provisional relief (including specific performance), and except for claims based on fraud and remedies that cannot be waived as a matter of law, from and after the Closing, the sole and exclusive remedy available to the Parties with respect to any and all claims of any kind relating to the subject matter of this Agreement (including the sale of the Acquired Assets, the assumption of the Assumed Liabilities and the transactions contemplated by this Agreement), whether any such claim is based on warranty, contract, tort (including negligence or strict liability), indemnity or otherwise, or arising under or based upon any Law (including common law and Environmental Requirements) or otherwise, will be under the indemnification provisions set forth in this Article IX. The Parties waive, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action of any kind, whether any such claim is based on warranty, contract, tort (including negligence or strict liability), indemnity or otherwise, they may have against each other relating to the subject matter of this Agreement, or arising under this Agreement, or relating to their decision to enter into this Agreement, or arising under or based upon any Law (including common law and Environmental Requirements) or otherwise, in each case except for (i) claims for indemnification pursuant to this Article IX, (ii) injunctive and provisional relief (including specific performance) and (iii) claims based on fraud and remedies that cannot be waived as a matter of law, to which the waiver set forth in this sentence shall not apply.

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ARTICLE X
POST-CLOSING MATTERS

10.1          Confidential Information. Confidential Information is any non-public formula, pattern, device or compilation of information which is used in the Business and includes, but is not limited to, proprietary technology, operating procedures and methods of operation, financial statements and other financial information, trade secrets, pricing policies and information, customer and subcontractor lists, customer profiles, customer preferences, other trade secrets and any other documents embodying confidential and proprietary information of Buyer and Seller other than information which (i) is used by Seller in connection with its electric wire and cable or fastener businesses, (ii) is or becomes generally available to the public other than as a result of a disclosure by Seller, or any person acting on behalf of Seller, or (iii) is disclosed by Seller or any Seller Affiliate pursuant to applicable Law, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations promulgated thereunder (“Confidential Information”). Seller agree that it will not, at any time following the Closing Date, directly or indirectly, disclose, use or disseminate to any Person any Confidential Information, except in furtherance of its duties owed to Buyer. In the event that Seller or any Seller Affiliate is required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any legal proceeding, to disclose any Confidential Information, Seller will give Buyer prompt written notice of such request or requirement so that Buyer may seek an appropriate protective order or other remedy or waive compliance with the provisions of this Section 10.1, and Seller will reasonably cooperate with Buyer to obtain such protective order upon Buyer’s request and at Buyer’s expense. If, in the absence of a protective order or the receipt of a waiver hereunder, any of Seller or its Affiliates is nonetheless compelled to disclose Confidential Information to or at the direction of any Governmental Authority or else stand liable for contempt or suffer other censure, penalty or adverse consequences, Seller or such Affiliate may disclose such specifically requested Confidential Information to or at the direction of such Governmental Authority only after first notifying Buyer.

10.2          Termination of Trade Name. Immediately subsequent to Closing, Seller shall cease all use of the trade names included in the Acquired Assets and shall permit Buyer to register such trade name, trademarks, marks or names if Buyer should choose to do so.

10.3          Collection of Accounts Receivable. After the Closing, if Seller receives any payment with respect to accounts receivable included in the Acquired Assets, it shall promptly forward such payment to Buyer.

10.4          Cooperation with Warranty Claims. After the Closing, Buyer will provide such cooperation as may be reasonably requested by Seller with respect to any warranty claims Seller receives with respect to products of the Business sold prior to the Closing. If requested by Seller, such cooperation shall include providing replacement parts and repair services at Seller’s cost.

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10.5          Responsibility for Transfer Taxes. Any sales Tax, use Tax, real property transfer or gains Tax, asset transfer Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Business and the Acquired Assets (the “Transfer Taxes”) shall be paid by Seller and Buyer, with each paying 50% thereof.

10.6          Tax Matters.

(a)               For purposes of this Agreement, Non-Income Taxes with respect to the Straddle Period shall be allocated between the Pre-Closing Period and Post-Closing Period by multiplying the amount of such Taxes for the entire period by a fraction, the numerator being the number of calendar days in that portion of the Straddle Period (counting the Closing Date as being in the post-Closing portion) and the denominator of which is the number of calendar days in the entire relevant Straddle Period. Buyer shall reimburse Seller for any payments made by Seller of any Non-Income Taxes with respect to the Business and Acquired Assets that are allocable to any Post-Closing Tax Period pursuant to this Section 10.6(a).

(b)               All Straddle Period Tax Returns required to be filed in respect of Non-Income Taxes shall be prepared and filed by Seller if due on or prior to the Closing Date and shall be prepared and filed by Buyer if due after the Closing Date. All such Straddle Period Tax Returns shall be prepared in accordance with past practices except to the extent different treatment is required by an intervening change in law. In the case of any Straddle Period Tax Return in respect of Non-Income Taxes required to be prepared and filed by Buyer following the Closing Date pursuant to this Section 10.6 with respect to the Business or Acquired Assets, Buyer shall be given a reasonable opportunity to review and comment on each such Tax Straddle Period Tax Return before it is filed and Buyer shall accept and reflect any reasonable comments provided by Seller. In the event of any disagreements, Seller and Buyer shall cooperate in good faith to reach a resolution and Buyer will not file any such Straddle Period Tax Return until the earlier of the applicable filing deadline and the resolution of any such disagreement. In the event Buyer and Seller are unable to resolve any disagreement, the procedures set forth in Section 2.3(c) shall apply mutatis mutandis.

(c)               Seller will be entitled to any refunds or credits of or against any Taxes that are Excluded Assets. Buyer will, at Seller’s reasonable request and at Seller’s sole expense, cause the relevant entity to file for and use commercially reasonable efforts to obtain any refund or credit to which Seller is entitled. Without limiting the foregoing, any compensatory payments to employees, independent contractors or directors of Seller or any of its Affiliates, or any successor thereto, in each case arising out of or related to the transactions contemplated by this Agreement, shall be deemed to accrue during the Pre-Closing Period, and should any such payment result in a cash reduction, refund or Tax credit of the federal, state or local income, franchise or similar Taxes of Buyer or any of its Affiliates (a “Tax Reduction”), Buyer shall pay to Seller an amount equal to such Tax Reduction promptly, and in any event within 10 Business Days, after receipt or realization thereof. For purposes of this Section 10.6(c), the amount of any Tax Reduction shall be determined after taking into account all other applicable items of income, gain, deduction or loss (or any other Tax attributes) of Buyer.

(d)               Buyer will promptly forward to Seller or reimburse Seller for any Tax refunds or credits due Seller, including interest thereon (pursuant to the terms of this Section 10.6) after receipt thereof, and Seller will promptly forward to Buyer or reimburse Buyer for any refunds or credits due Buyer, including interest thereon (pursuant to the terms of this Section 10.6) after receipt thereof.

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(e)               Without Seller’s prior written consent (which shall not be unreasonably withheld), Buyer shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or make or change any Tax elections or accounting methods, in each case with respect to the Business relating to a Pre-Closing Period or a Straddle Period. Upon a determination by Buyer or its Affiliates that any amendment or making or change of any Tax elections or accounting methods is required by law, Buyer shall promptly notify Seller in writing of such determination.

ARTICLE XI
MISCELLANEOUS

11.1          Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties hereto with respect to the subject matter hereof, and no Party shall be liable or bound to the other in any manner by any representations or warranties not set forth herein.

11.2          Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests, or obligations hereunder may be assigned by any Party hereto without the prior written consent of the other Party; provided, however, that Buyer may assign its rights to its lenders.

11.3          Counterparts. This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument. The Parties agree that signatures transmitted electronically via pdf attachment shall be binding as if they were original signatures.

11.4          Headings. The headings of the articles and sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

11.5          Use of Certain Terms. As used in this Agreement, the words “herein,” “hereof’ and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, paragraph, or other subdivision. Whenever the singular number is used, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood be followed by the words “without limitation.” The phrase “made available” will mean that the information or document referred to has been posted to the data room at least two Business Days prior to the date of this Agreement; provided that such information or document is posted in such a manner that is capable of being viewed by Buyer and its representatives. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. All references to “$” or “dollars” are to U.S. dollars, and all amounts to be calculated or paid under this Agreement will be in U.S. dollars.

Asset Purchase Agreement -36-

11.6          Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the Party which is entitled to the benefits thereof, and this Agreement may be modified or amended by a written instrument executed by all Parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

11.7          Exhibits and Schedules. All Exhibits and Schedules annexed hereto are expressly made a part of this Agreement as though fully set forth herein, and all references to this Agreement herein or in any such Exhibits or Schedules shall refer to and include all such Exhibits and Schedules.

11.8          Notices. Any notice, request, instruction, document or other communication to be given hereunder by any party hereto to any other party hereto shall be in writing and validly given if (a) delivered personally, (b) delivered by overnight express, or (c) sent by registered or certified mail, postage prepaid, as follows. Email addresses are included below for convenience but will not represent formal notice under this Agreement.

If to Buyer, to:

Southern Rigging Companies, LLC

4150 Cairo Road

Paducah, KY 42001

Attention: Alex Edwards

with a copy to:

Ryan A. Hahn, Esq.

Miller Hahn, PLLC

2660 West Park Drive, Suite 2

Paducah, KY 42001

If to Seller, to:

Houston Wire & Cable Company

10201 North Loop East

Houston, TX 77029

Attention: James L. Pokluda III

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with a copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, IL 60606

or at such other address for a Party as shall be specified by like notice. Any notice which is delivered personally, or sent by telecopy or overnight express in the manner provided herein shall be deemed to have been duly given to the Party to whom it is directed upon actual receipt by such Party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the Party to whom it is addressed at the close of business, local time of the recipient, on the third day after the day it is so placed in the mail.

11.9          Governing Law. This Agreement shall be construed, enforced, and governed by the internal laws of Texas (without regard to its choice of law principles).

11.10      Bulk Transfer Laws. Buyer waives compliance by Seller with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Buyer.

11.11      Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable, this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

11.12      Expenses. Each Party shall pay all of its own costs and expenses incurred by it in connection with the transactions contemplated hereby, provided, however, that in the event either Party brings suit against the other asserting claims arising out of or relating to this Agreement, the prevailing Party in that suit shall be entitled to reimbursement of all fees and costs by the non-prevailing Party, including reasonable attorneys’ fees, incurred in defending or prosecuting that suit.

11.13      Time is of the Essence. Time is of the essence in the performance of all of the terms of this Agreement.

[REST OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

HWC WIRE & CABLE COMPANY

By:	/s/ James L. Pokluda III

Name:	James L. Pokluda III

Title:	President & CEO

SOUTHERN RIGGING COMPANIES, LLC

By:	/s/ Alex Edwards

Name:	Alex Edwards

Title:	CEO

Signature Page to Asset Purchase Agreement